Exhibit 4.32

THIS AGREEMENT is made the 27th day of March, 2007

BETWEEN:-

(1)	Melco PBL Entertainment (Macau) Limited, a company incorporated in the Cayman Islands with limited liability and whose registered office is situate at Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands (“Borrower”); and

(2)	Melco Leisure and Entertainment Group Limited, a company incorporated in the British Virgin Islands with limited liability, the registered office of which is situate at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (“Lender”).

WHEREAS:

A.	The Lender and PBL Asia Investments Limited (“PBL Asia”) are shareholders of the Borrower.

B.	The Lender and PBL Asia have agreed with the Borrower that their working capital shareholder’s loans of an aggregate principal amount up to HK$899,734,783.12 (as at 15 November 2006) provided by the Lender and PBL Asia together to the Borrower will be deemed converted into two term loans from the Lender and PBL Asia respectively, subject to the same terms and conditions.

C.	The Lender and the Borrower have agreed to enter into this Agreement to record the said agreement with respect to the converted term loan from the Lender to the Borrower and an agreement in substantially similar terms and conditions will be entered into by the Borrower and PBL Asia (as lender).

NOW IT IS HEREBY AGREED as follows:-

1.	INTERPRETATION

1.1	In this Agreement:-

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in Hong Kong.

“Effective Date” shall have the meaning ascribed to it in Clause 2;

“Event of Default” means any of the events specified in Clause 5;

“Final Maturity Date” means the day which falls 18 months and one day from the Effective Date;

“HIBOR” means in relation to the Loan, the applicable Screen Rate, as at 11:00a.m. (Hong Kong time) on the Quotation Day for the offering of deposits in Hong Kong dollars and for a period of 3 months;

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China;

“HK$” means Hong Kong dollars, the lawful currency of Hong Kong;

“Loan” means the shareholder’s loan in the principal amount of HK$578,577,752.00 already advanced by the Lender to the Borrower as at 15 November 2006 and deemed converted into a term loan on the Effective Date in accordance with Clause 2;

“PBL Loan” means the shareholder’s loan in the principal amount of HK$321,157,031.12 already advanced by PBL Asia to the Borrower as at 15 November 2006 and deemed converted into a term loan in accordance with an agreement between PBL Asia and the Borrower with the terms and conditions same as the terms hereof;

“Quotation Day” means, in relation to any Interest Period for which an interest rate is to be determined, the first Business Day of that Interest Period;

“Screen Rate” means the Hong Kong Interbank Offered Rate for a period comparable to the required period displayed on the appropriate page of any service provider quoted by the Lender as may be notified to the Borrower on the Quotation Day, such service provider shall be the same service provider adopted by PBL Asia for the base rate in relation to the PBL Loan.

1.2	In this Agreement, unless the contrary intention appears:-

(a)	the headings or sub-headings to or contained in Clauses are inserted for convenience only and shall not affect the construction of this Agreement;

(b)	words importing the singular number shall include the plural and vice versa and a gender shall include all genders and the neuter; and

(c)	the Recitals shall form part of this Agreement.

2.	THE LOAN

The Lender and the Borrower hereby agree that the shareholders’ loan owed by the Borrower to the Lender, the outstanding principal amount of which, as at 15 November 2006 was HK$578,577,752.00 shall be deemed converted into a term loan effective from 15 November 2006 (the “Effective Date”) upon the terms and subject to the conditions as stipulated hereunder.

3.	INTEREST

3.1	The Loan shall bear interest at HIBOR from the Effective Date. Interest at HIBOR shall accrue on a day to day basis, and shall be calculated on the basis of the actual number of days elapsed and a 365-day year, including the first day of an Interest Period but excluding the last.

3.2	Interest on the Loan shall be payable in arrears on the last day of each Interest Period.

3.3	The Interest Periods applicable to the Loan shall be of 3 months’ duration or such other duration as agreed between the Borrower and the Lender provided that:-

(a)	the first Interest Period shall commence on the Effective Date;

(b)	each Interest Period (other than the first Interest Period) shall commence on the last day of the preceding Interest Period;

(c)	any Interest Period which would otherwise end on a non-Business Day shall instead end on the next following Business Day, or, if that Business Day is in another calendar month, on the immediately preceding Business Day;

(d)	if any Interest Period commences on the last Business Day of a calendar month or on a day for which there is no numerically corresponding day in the calendar month 3 months thereafter, that Interest Period shall, subject to sub-clauses (c) and (e), end on the last Business Day of such later calendar month; and

(e)	any Interest Period which would otherwise overrun the Final Maturity Date shall instead end on the Final Maturity Date, subject to adjustment in accordance with Clause 6.1.

4.	REPAYMENT OF LOAN

4.1	The Loan shall be repaid in full on the Final Maturity Date.

4.2	Notwithstanding Clause 4.1, the Loan and all interest due thereon shall become immediately due and repayable without demand on the continuance of an Event of Default in accordance with Clause 5.

4.3	The Borrower may not prepay all or any part of the Loan prior to the Final Maturity Date.

5.	EVENTS OF DEFAULT

In the event that:-

(a)	the Borrower shall have failed to pay any amount payable by it hereunder 30 days after such amount has become due; or

(b)	any action is taken for the winding up of the Borrower and the Borrower has not taken any steps to contest or defend the winding-up proceedings within the prescribed time limits; or

(c)	there shall be appointed a trustee, administrator, receiver or similar officer of the Borrower or a receiver or administrator of all or a substantial part of the Borrower’s assets,

then and in any such event the Lender may by notice in writing to the Borrower:-

(i)	terminate the obligations of the Lender hereunder, whereupon this Agreement shall be terminated forthwith; and/or

(ii)	declare the Loan and all interest thereon immediately due and repayable, whereupon the Loan and all interest due thereon shall become immediately due and repayable.

6.	MISCELLANEOUS

6.1	When any payment under this Agreement would otherwise be due on a day which is not a Business Day, the due date for such payment shall instead be the next following Business Day unless such Business Day falls in the next calendar month, in which event such date shall be the immediately preceding Business Day and interest shall be adjusted accordingly.

6.2	This Agreement shall be governed by and construed in accordance with the laws of Hong Kong and the parties hereby irrevocably submit to the non-exclusive jurisdiction of the courts of Hong Kong, provided that this Agreement may be enforced in any other court of competent jurisdiction.

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the day and year first above written.

SIGNED BY	)
	)	[Chop of Melco PBL Entertainment (Macau) Limited]
for and on behalf of	)	/s/
Melco PBL Entertainment (Macau) Limited	)

SIGNED BY	)
	)	[Chop of Melco Leisure and Entertainment Group Limited]
for and on behalf of	)	/s/
Melco Leisure and Entertainment Group Limited	)